Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Aberdeen Global Select Opportunities Fund, Inc. and Aberdeen Investment Funds:

We consent to the use of our reports dated December 24, 2013, with respect to the financial statements of Aberdeen Global Select Opportunities Fund Inc. and Aberdeen Select International Equity Fund, Aberdeen Select International Equity Fund II, Aberdeen Total Return Bond Fund, and Aberdeen Global High Income Fund, each a series of Aberdeen Global Investment Funds, (collectively, the “Funds”), as of October 31, 2013, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights”  in the prospectus and “Independent Registered Public Accounting Firm”, “Disclosure of Portfolio Holdings”, and “Financial Statements” in the statement of additional information.

/s/ KPMG LLP

Boston, Massachusetts

February 21, 2014